October 9, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Margaret Schwartz
Dorrie Yale

Re:	Tarsus Pharmaceuticals, Inc.

Registration Statement on Form S-1

Filed September 25, 2020

File No. 333-249076

Dear Ms. Schwartz:

Tarsus Pharmaceuticals, Inc. (the “Company”) has electronically transmitted via EDGAR Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form S-1 (the “Registration Statement”), together with certain exhibits thereto.

On behalf of the Company, this letter responds to the comment set forth in the letter to the Company dated October 6, 2020 from the staff of the Securities and Exchange Commission (the “Staff”). For your convenience, we have repeated and numbered the comment from the September 6, 2020 letter in italicized print, and the Company’s response is provided below the comment.

Registration Statement on Form S-1

Prospectus Summary

Our Approach: TP-03, page 3

1.

We note your response to our prior comment number 4. Please revise the disclosure on page 6 to further clarify the intended mechanism of TP-05. Additionally, provide balancing disclosure to this approach, including that a minimum amount of people would need to take TP-05 to achieve herd protection.

Securities and Exchange Commission

October 9, 2020

RESPONSE TO COMMENT 1:

The Company acknowledges the Staff’s comment and has provided additional disclosure on page 6 to further clarify the intended mechanism of TP-05. The Company has also provided additional balancing disclosure.

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Securities and Exchange Commission

October 9, 2020

Please contact the undersigned at (858) 436-8046 or ryangunderson@gunder.com if you have any questions with respect to this response or the Amendment No. 1.

Very truly yours,

GUNDERSON DETTMER STOUGH
VILLENEUVE FRANKLIN & HACHIGIAN, LLP

By:	/s/ Ryan Gunderson

cc:	Leo Greenstein

Ilan Lovinsky